UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9083

REPORT PERIOD
April 1, 2002 to June 30, 2002

In the Matter of

CENTRAL AND SOUTH WEST CORPOATION, ET AL

         Central and South West Corporation (CSW) hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. (Energy) and EnerShop, Inc. (EnerShop), that during the period from April 1, 2002 through June 30, 2002 (the "Reporting Period"):

 Obligor          Type             Amount      On Behalf of
----------- ------------------ ------------- ----------------------
----------- ------------------ ------------- ----------------------
CSW         Guarantee            $17,500,000 Eastman Chemical Co.
CSW         Guarantee             32,341,788 Eastex Engineers
Energy      Guarantee                   -    SWEPCo
Energy      Guarantee              8,598,687 Aalborg Industries, Inc.
Energy      Performance Bond       9,473,214 SMUD
CSW         Letter of Credit       1,200,000 General Electric Co.
Energy      Guarantee              7,915,774 Aalborg Industries, Inc.
Energy      Guarantee              9,448,509 Aalborg Industries, Inc.
CSW         Guarantee              3,800,000 Crescent Real Estate Equities, LP
Energy      Guarantee              1,860,268 Westdeutsche Landesbank
                               -------------
                               -------------

Total                            $92,138,240



Authorization in
  Order 70-09083      $250,000,000
Total Guarantees and
  Letters of Credit    (92,138,240)
                      ------------
Unused Authorization  $157,861,760
                      ============




         Amounts shown are aggregate outstanding amounts as of June 30, 2002.

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of CSW, et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.

         Dated: September 3, 2002


                                    CENTRAL AND SOUTH WEST CORPORATION
                                    CSW ENERGY, INC.
                                    ENERSHOP, INC.

                     BY: CENTRAL AND SOUTH WEST CORPORATION



                                    BY:   /s/ Armando A. Pena
                                        ------------------------------
                                        Armando A. Pena,
                                        Treasurer